Exhibit 99.1

O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  MNEIDELL@OLSHANLAW.COM
DIRECT DIAL:  212.451.2230
April 26, 2013

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos, Esq.
Senior Special Counsel
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gleacher & Company, Inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed April 19, 2013 by Clinton Group, Inc. (“CGI”) et al.
File No. 000-14140

Dear Mr. Panos:

On behalf of Clinton Group, Inc. and its affiliates (“Clinton”), Scott Arnold, Joseph A. De Perio, Russell P. Echlov, Lee Fensterstock, Bruce M. Greenwald, Kenneth Grossman, Frederick W. Hatfield, Thomas J. Hughes, Adrian P. Kingshott, Tracy B. McKibben, Raymond C. Mikulich and Donald H. Putnam (each, a “Filing Person” and collectively, with Clinton, the “Filing Persons”), we are responding to your letter dated April 25, 2013 (the “SEC Comment Letter”) in connection with the Preliminary Proxy Statement on Schedule 14A filed on April 19, 2013 (the “Preliminary Proxy Statement”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below.  For your convenience, the comments are restated below in italics, with our responses following.

 Concurrently with this letter, Clinton is filing a revised Revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”).  The Revised Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff.  Unless otherwise noted, the page numbers in the responses refer to pages in the Revised Proxy Statement.  Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Proxy Statement.

 For your convenience, we are emailing to your attention copies of the Revised Proxy Statement, including a copy marked to show the changes from the Preliminary Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 26, 2013

General

1.	Gleacher’s revised proxy statement indicates that none of the proposals are “routine” matters. Please revise your filing accordingly.

In response to your comment, the Filing Persons have included disclosure in the Revised Proxy Statement indicating that none of the proposals are “routine” matters.  Please see the disclosure on page 20 of the Revised Proxy Statement.

Proposal 1 – Election of Directors

2.
Gleacher’s Board of Directors currently consists of nine seats.  The Clinton Group is soliciting proxies for the election of twelve nominees.  We understand that the Clinton Group will withdraw three nominees only if nine directors are to be elected at the annual meeting.  Exchange Act Rule 14a-4(e) requires the shares represented by the proxy to be voted, as directed, subject to reasonable specified conditions.  Please revise the proxy statement and/or proxy card to clearly indicate that shares will be voted for three of the nominees only under certain circum stances.  Describe the conditions and identify which nominees are subject to the conditions.

Provided that, at the time of filing of Clinton’s definitive proxy statement, it is still the case that the terms of only nine directors will expire at the annual meeting, Clinton’s definitive proxy statement will include only nine director nominees.

3.	Please provide the information required by Item 8 of Schedule 14A with respect to Mr. Hughes, or advise us of the legal basis upon which such information has apparently been excluded.

In response to your comment, the Filing Persons have revised the disclosure in the Revised Proxy Statement to include a more specific reference to this information included in the Company’s proxy statement.  In providing a clear reference to the executive compensation disclosure in the Company’s proxy statement, the Filing Persons are relying on Rule 14a-5(c).  Please see the disclosure on page 22 of the Revised Proxy Statement.

*     *     *     *     *

In closing, attached to this response letter, please find a signed statement by the Filing Persons with the representations contained in the Staff Comment Letter.  Please direct additional comments to Steve Wolosky at (212) 451-2333 or me at (212) 451-2230.

Sincerely, /s/ Michael R. Neidell Michael R. Neidell

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on April 19, 2013, each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure pertaining to him/it in the Proxy Statement.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

CLINTON SPOTLIGHT MASTER FUND, L.P.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer
CLINTON MAGNOLIA MASTER FUND, LTD.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P. By: Clinton Relational Opportunity, LLC, its investment manager
/s/ John Hall
Name: John Hall
Title: Authorized Signatory

CLINTON RELATIONAL OPPORTUNITY, LLC

/s/ John Hall
Name: John Hall
Title: Authorized Signatory

CLINTON GROUP, INC.
/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

/s/ George E. Hall
George E. Hall

/s/ Scott Arnold
Scott Arnold

/s/ Joseph A. De Perio
Joseph A. De Perio

/s/ Russell P. Echlov
Russell P. Echlov

/s/ Lee Fensterstock
Lee Fensterstock

/s/ Bruce M. Greenwald
Bruce M. Greenwald

/s/ Kenneth Grossman
Kenneth Grossman

/s/ Frederick W. Hatfield
Frederick W. Hatfield

/s/ Thomas J. Hughes
Thomas J. Hughes

/s/ Adrian P. Kingshott
Adrian P. Kingshott

/s/ Tracy B. McKibben
Tracy B. McKibben

/s/ Raymond C. Mikulich
Raymond C. Mikulich

/s/ Donald H. Putnam
Donald H. Putnam